207 775 8081 Tel	Paul D. Delva
207 775 8026 Fax	Sr. V.P. and General Counsel
Corporate Secretary
paul.delva@fairchildsemi.com
Fairchild Semiconductor
82 Running Hill Road, M.S. 35-4E
South Portland, ME 04106

www.fairchildsemi.com

December 19, 2007

Ms. Hannah T. Teshome

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Fairchild Semiconductor International, Inc.

Definitive 14A

Filed March 30, 2007

File No. 001-15181

Dear Ms. Teshome:

We received your comment letter dated December 7, 2007 responding to our September 21, 2007 letter on the above-referenced filing. As discussed on December 17, 2007 we will respond to your comment letter by January 11, 2008.

We have also filed this letter on EDGAR. Please note to forward all future correspondence to fax number 207-775-8026 rather than fax number of 207-761-6139 so that we may respond in a timely manner to your requests.

Regards,

/s/ Paul D. Delva
Paul D. Delva
Senior Vice President, General Counsel and Secretary